CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

November 9, 2010

U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

CREAM MINERALS NOTES ENDEAVOUR SILVER’S

ANNOUNCEMENT OF AN AMENDED OFFER AND ANNOUNCES

CHANGES TO THE COMPANY’S BOARD OF DIRECTORS

Vancouver, BC – November 9, 2010 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") has reviewed today’s announcement by Endeavour Silver Corp. (“Endeavour”) that it intends to extend and amend its outstanding offer to acquire all of the issued and outstanding shares of Cream.  The Company will respond to Endeavour’s amended offer, once it is made, in a directors circular issued in accordance with applicable securities laws.

The Company also reports that Mr. Art Troup and Mr. Douglas Lang have resigned as directors of Cream.  Cream would like to thank Mr. Troup and Mr. Lang for their service to the Company and its shareholders.

For further information, please contact:

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance or activities.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.